File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________.]

Press Released on September 21,2007
SIGNATURES

Macronix intends to delist from Nasdaq
Hsinchu, Taiwan, R.O.C. — Macronix International Co., Ltd. (NASDAQ: MXIC, TSEC: 2337) announced today that it plans to delist its American Depositary Shares (ADS) from Nasdaq, to terminate its American Depositary Receipts (ADR) program and to end the registration of its shares under the US Securities and Exchange Act of 1934, as amended (Exchange Act).
Macronix is continuously seeking to optimize its costs and believes that the ongoing costs of its ADR program are not economically justified by the benefits, given the relatively small proportion of trading that takes place in the form of ADRs. Accordingly, Macronix has decided to delist and deregister its ADRs.
Macronix expects that its listing on Nasdaq will effectively be terminated on or after October 29. As regards deregistration, Macronix plans to file Form 15F with the SEC on or after October 29. Immediately upon filing Form 15F, Macronix will no longer have any obligation to file annual and other reports with the SEC. Macronix expects that deregistration will become effective 90 days after the filing of Form 15F.
A notification will be sent to ADR holders setting forth the termination of the ADR program. Prior to the delisting holders can elect to sell their ADSs over Nasdaq or they are entitled to exchange their ADRs with the Bank of New York, as depositary, for underlying Macronix common shares. Following the delisting during a period of 12 months holders are still entitled to exchange their ADRs for underlying Macronix common shares. At the end of this period any remaining shares underlying the ADRs will be sold, the proceeds of sale will be held for a time by the depositary and the ADRs will represent only the right to receive the cash proceeds of sale of the underlying shares. The dividend record date remains unchanged as September 21, 2007. For further information, please refer to the Investor Information section of the Macronix website www.macronix.com.
Macronix will further develop its business operations in the US, but wishes to concentrate its trading volume at Taiwan Stock Exchange Corporation (TSEC), which reduces complexity and therefore costs. Macronix considers US investors an important part of its investor base and will maintain its relationship with US investors. Macronix will make English translations of its annual reports, financial statements and other press releases available on its web site.
Following the delisting from Nasdaq, Macronix’s common shares will continue to trade on TSEC. The Company has not arranged for listing and/or registration of the Company’s securities on another US securities exchange or for quotation of the Company’s securities on any other quotation medium in the United States.

About Macronix International Co., Ltd.
Founded in 1989, Macronix International Co., Ltd. (TSEC: 2337) is a leading provider of innovative Non-Volatile Memory (NVM) semiconductor solutions. Macronix is the largest worldwide manufacturer of ROM products, and also provides a wide range of Parallel and Serial NOR Flash products across various densities. Through strong relationships with our customers, we continue to develop pioneering products used in embedded, consumer and enterprise applications.
For more information, please visit the Company’s web site at www.macronix.com.

Contacts:
Michelle Chang Macronix International Co., Ltd. Public Relations +03 578 6688 ext. 71233 michellechang@mxic.com.tw	Douglas Sun Macronix International Co., Ltd. Finance Center +03 578 6688 ext. 76632 douglassun@mxic.com.tw

Investor Relations (NY): Delia Cannan, Director Taylor Rafferty 205 Lexington Avenue 8th Floor New York, NY 10016 +1 212-889-4350 macronix@taylor-rafferty.com www.taylor-rafferty.com	Investor Relations (HK): David Dambro, Director Taylor Rafferty 3213 Cosco Tower 183 Queen’s Road Central Hong Kong +852 3196 3712 macronix@taylor-rafferty.com www.taylor-rafferty.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: September 21, 2007	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center